United States securities and exchange commission logo





                     December 14, 2023

       Jianjun Zhong
       President and Chief Executive Officer
       Kenongwo Group US, Inc.
       Yangjia Group, Xiaobu Town
       Yuanzhou District, Yichun City
       Jiangxi Province, China 336000

                                                        Re: Kenongwo Group US,
Inc.
                                                            Amendment No. 3 to
Form 10-K for the Fiscal Year Ended December 31, 2021
                                                            Filed September 22,
2023
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended December 31, 2022
                                                            Filed September 25,
2023
                                                            File No. 333-239929

       Dear Jianjun Zhong:

               We issued comments to you on the above captioned filings on November 3, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 29, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Michael Fay at 202-551-3812 or Jane Park at 202-551-7439 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services
       cc:                                              Matthew McMurdo, Esq.